Filed Under Rule 433

File No. 333-183516

SUNTRUST BANKS, INC.

TERM SHEET

$650,000,000 2.50% Senior Notes due 2019

Issuer:	SunTrust Banks, Inc. (“SunTrust”)

Securities:	2.50% Senior Notes due 2019

Issue Size:	$650,000,000

Trade Date:	April 24, 2014

Settlement Date:	May 1, 2014

Maturity Date:	May 1, 2019

Treasury Benchmark:	1.625% due March 31, 2019

Treasury Yield:	1.719%

Spread to Treasury:	+ 80 bps

Re-offer Yield:	2.519%

Coupon:	2.50%

Interest Payment Dates:	Semiannually in arrears on May 1 and November 1 of each year beginning on November 1, 2014.

Optional Redemption

Provisions:	The notes will not be subject to redemption at SunTrust’s option at any time prior to April 1, 2019 (one month prior to the maturity date). At any time on or after April 1, 2019, the notes may be redeemed at SunTrust’s option at a redemption price equal to 100% of the principal amount of the notes plus accrued interest thereon to the date of redemption.

Ranking:	The notes will be senior unsecured indebtedness of SunTrust and rank equally with SunTrust’s other senior unsecured indebtedness and will be effectively subordinated to SunTrust’s secured indebtedness and indebtedness of SunTrust’s subsidiaries.

Use of Proceeds:	General corporate purposes

Denominations:	Minimum denominations of $5,000 and integral multiples of $1,000 in excess thereof

Price to Public:	99.911%

Underwriting Discount:	0.30%

Net Proceeds to the Issuer
(after underwriting discounts but before offering expenses):	$647,471,500

Listing:	None

Expected Ratings:	Baa1 / BBB / BBB+ (Moody’s / S&P / Fitch)*

CUSIP/ISIN:	867914 BG7 / US867914BG73

Joint Book-Runners:	SunTrust Robinson Humphrey, Inc.
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC

Co-Managers:	Loop Capital Markets LLC
Apto Partners, LLC
RBC Capital Markets, LLC
Deutsche Bank Securities Inc.

*Note: An explanation of the significance of securities ratings may be obtained from the assigning rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

We expect that delivery of the notes will be made against payment therefor on or about May 1, 2014, which will be the fifth business day after the trade date. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by contacting SunTrust Robinson Humphrey, Inc. at 800-685-4786, Barclays Capital Inc. at 888-603-5847, or Credit Suisse Securities (USA) LLC at 1-800-221-1037.